Exhibit 99.1

TCTM Announces Entering into An Intangible Asset Purchase Agreement

BEIJING, April 7, 2025 /PRNewswire/ -- TCTM Kids IT Education Inc. (NASDAQ: TCTM) (“TCTM” or the “Company”), a leading provider of IT-focused supplementary STEM education services in China, today announced that it has entered into an intangible asset purchase agreement with Jeethen International Co., Limited (“Jennthen”) on April 1, 2025 (the “Agreement”). Under the Agreement, the Company will acquire from Jeethen core algorithms and related software and hardware systems for brain-computer interfaces, valued at US$10.85 million. As consideration, the Company agrees to issue 135,625,000 Class A ordinary shares of the Company to Jeethen. The number of Class A ordinary shares to be issued was determined by dividing the total consideration of US$10.85 million by the per share purchase price of approximately US$0.08, the closing sale price of the Company’s American depositary shares (“ADSs”) as reported by Nasdaq on March 31, 2025. Each ADS currently represents five of the Company’s Class A ordinary shares.

Mr. Shaoyun Han, chairman of the Board., commented, “This transaction is a critical step of the Company’s business strategy of expansion into the AI-driven medical software industry, further diversifying our business. We anticipate meaningful revenue growth, improved profit margins and believe this purchase will serve as a powerful catalyst for long-term value creation.” The closings of the transactions are subject to the satisfaction of customary closing conditions and are expected to take place no later than April 7, 2025.

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage "code to learn," TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This current report contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

For further information, please contact:

Investor Relations Contact

TCTM Kids IT Education Inc.

Email: ir@tctm.cn